CONSOLIDATION SERVICES, INC.
2756 N. Green Valley Parkway, Ste 225
Henderson, Nevada 89014

October 23, 2008
Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	Consolidation Services, Inc.
Registration Statement on Form S-1/A
Last Filed on October 15, 2008
Registration No. 333-150175

Dear Ladies and Gentlemen:

The undersigned, Consolidation Services, Inc., a Delaware corporation (the “Registrant”), has filed a Registration Statement on Form S-1/A (No. 333-150175) on October 15, 2008 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting  pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that the effective date of the Registration Statement be accelerated to 10:00 AM on October 27, 2008 or as soon thereafter as is possible.

Consolidation Services, Inc.

By: /s/ Johnny R. Thomas
Johnny R. Thomas
Chief Executive Officer